

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2023

Brian John
Chief Executive Officer
Jupiter Wellness, Inc.
1061 E. Indiantown Rd., Ste. 110
Jupiter, FL 33477

> **Re: Jupiter Wellness, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 12, 2023**
> **Correspondence filed May 22, 2023**
> **File No. 333-269794**

Dear Brian John:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Correspondence filed May 22, 2023

General

1. You disclose in your proposed disclosure that the company will own less than 50% of SRM Entertainment, Inc. (SRM) and will not be able to consolidate the operations of SRM and the company. Please revise to clarify your expected ownership percentage of SRM to give investors a reasonable idea of the impact of the proposed spin-off on the company's financial statements.

2. Please revise your proposed disclosure to address the potential tax liabilities that the company and its stockholders and warrant holders may be subject to as a result of the spin-off transaction.

3.   We refer to your proposed disclosure of the spin-off of SRM Entertainment, Inc. Please consider revising the risk factor on page 12 regarding the SRM Entertainment, Inc. acquisition and include new risk factor disclosure regarding the spin-off.

        Please contact Jane Park at 202-551-7439 or Loan Lauren Nguyen at 202-551-3642 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services

cc: Arthur Marcus, Esq.